May 11, 2006

Mr. Robert Telewicz

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Dear Mr. Telewicz:

We are writing in response to your letter dated May 4, 2006 with respect to your letter of March 30, 2006 and the Company’s Form 10-K for the year ended December 31, 2005.  The responses are provided in sequentially numbered paragraphs corresponding to the numbered paragraphs of your letter.  Our responses to your comments are as follows:

Form 10-K

Financial Statement and Notes

Consolidated Statement of Shareholders’ Equity

Comment No. 1 Response:

The Company used proceeds from the Company’s dividend reinvestment and stock purchase plan to make the distributions in 2004 and 2005 in excess of the Company’s cash flows from operating activities.   As noted in the annual report on form 10-K, as of December 31, 2005 had $1,739,991 in cash and $8,107,492 in securities available for sale.  The Company has also purchased three properties in all cash transactions and owns these properties free and clear.  Therefore, the Company has a variety of sources of cash to fund distributions.

We will expand our disclosure in future filings.

Comment No.2 Response:

The Company allocates distributions to Retained Earnings to the extent that there are Retained Earnings.  Distributions in excess of Retained Earnings are debited to Additional Paid in Capital since they are considered to be distributions from the Company’s capital.  Management noted a range of accounting treatment in the industry of Real Estate Investment Trusts (REITs) related to the classification of distributions on the Statement of Shareholders’ Equity.  The Company discloses on the face of the Statement of Shareholders’ Equity, the amount of distributions in excess of retained earnings which is allocated to Additional Paid in Capital.    Management will reclassify the amount of distributions in excess of retained earnings allocated to additional paid in capital back to retained earnings as of March 31, 2006.

Note 3 – Acquisitions

Comment No. 5 Response:

In applying the disclosure requirements of SFAS 141, the Company considered the acquisitions to be acquisitions of real estate assets and not acquisitions of existing businesses.  EITF 98-3 states that a business “consists of (a) inputs, (b) processes applied to these inputs and (c) resulting outputs that are or will be used to generate revenues.  The Company considered the following guidance from EITF Issue 98-3 to determine that the Company was acquiring assets only:

Step 1 – The set acquired does includes long-lived assets and intangible assets.

Step 2 – The set acquired does not include inputs such as intellectual property, the ability to obtain access to necessary materials or rights.  The existence of processes and systems for operations, such as employees for property management nor contracts for normal operations of the properties (bookkeeping, maintenance, etc) do not exist.

Step 3 – The Company concluded that the missing elements are more than minor and that it is not possible for the set to continue normal operations and sustain a revenue stream; therefore the acquisition was not considered an acquisition of a business.

Note 8 – Debt

Convertible Subordinated Debenture, page 59-61

Comment No. 7 Response:

Upon issue of the Company’s Convertible Subordinated Debentures (the Debentures), the Company determined that the conversion option was not an embedded derivative since under paragraph 12(c) of SFAS 133, a separate option with the same terms would not be considered a derivative.  Paragraph 11(a) states that “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position are not considered to be derivative instruments for purposes of SFAS 133”.  The conversion option is indexed to the Company’s own stock and would be classified in stockholders’ equity if freestanding and that conversion contract is not considered a derivative for purposes of SFAS 133.

In determining whether an embedded contract indexed to the Company’s own stock would be classified in stockholders equity if freestanding, management reviewed EITF issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.    Management determined that the requirements of paragraph 12-32 of EITF 00-19 did not apply since the contract is considered by management to be a “conventional convertible debt instrument” in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares (166.67 shares of common stock for each $1,000 principal amount of the debenture maturing in 2013 and 133.33 shares of common stock for each $1,000 principal amount of the debenture maturing in 2015).

In further support of the Company’s Debentures meeting the definition of “conventional convertible debt”, management considered EITF Issue 05-2, The Meaning of “Conventional Convertible Debt Instrument in Issue No. 00-19.  Per paragraph 8 of EITF 05-2, the Task Force reached a consensus that instruments that provide the holder with an option to convert into a fixed number of shares (or an equivalent mount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying Issue 00-19.    The Company’s Debentures are convertible into a fixed number of shares and the holder may convert at any time prior to redemption or maturity of the Debentures.  However, management acknowledges that the holder would most likely only convert when the market value of the Company’s stock is higher than the fixed value of the conversion option.  Therefore, the Company considered the Debentures to be “conventional convertible debt” within the meaning of EITF 00-19.

The call option of the debt agreement was not considered to be an embedded derivative within the scope of SFAS 133 since the call option was considered to be clearly and closely related to the economic characteristics of the debt agreement.  Per paragraph 61(d) of SFAS 133, call options that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument, unless both (1) the debt involves a substantial premium or discount and (2) the call option is only contingently exercisable.    The call option is not only contingently exercisable.   Therefore, management determined that the call option was considered to be clearly and closely related to the economic characteristics of the debt agreement and not considered to be an embedded derivative.

Very truly yours,

/s/ANNA T. CHEW

ANNA T. CHEW

Chief Financial Officer

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